UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

CNPJ/MF n.° 60.643.228/0001-21
NIRE 35.300.022.807
(Publicly-held company)

MINUTES OF THE BOARD OF EXECUTIVE OFFICERS' MEETING

Date, time and place: Held on December 21, at 9.00 a.m., at Alameda Santos, 1,357, 6th floor, in São Paulo, State of São Paulo.

Notice of Call and Attendances: Regularly called, the following officers attended this meeting: Carlos Augusto Lira Aguiar, Chief Executive Officer, Francisco Fernandes Campos Valério, João Adalberto Elek Junior, João Edes Steinle, João Felipe Carsalade, and Marcelo Strufaldi Castelli.

Presiding: The appointed chairman for this meeting was Mr. Carlos Augusto Lira Aguiar, Chief Executive Officer of the Company, with Mr. Eduardo de A. P. Andretto acting as Secretary.

Proposed Agenda: In accordance with article 21 of the Company's by-laws, authorize the execution of a specific contract.

Resolutions: After the analysis of the proposed agenda, the following resolutions were unanimously passed, without any reservation or qualification.

Authorize the acceptance of a binding, irrevocable and irreversible proposal, presented by Suzano Papel e Celulose S.A. (“Suzano”), for the acquisition by Suzano of all assets, rights and obligations owned by the Company in a condominium with Suzano, which comprise the stake of the Company in the consortium named Consórcio Paulista de Papel e Celulose – Conpacel, by the accurate and adjusted amount of R$ 1,450 million. Additionally, the referred to proposal contemplates the acquisition of the installations and other assets of the paper distribution operation KSR, for the accurate and adjusted amount of R$ 50.0 million.

The Board of Officers shall submit the resolutions of the referred to proposed agenda for analysis at the next extraordinary meeting to be held on the date hereof by the Board of Directors of the Company.

Closing, Drafting and Execution of the Minutes:

There being nothing more to address, the meeting was suspended for the time needed to transcribe these minutes, which were read, checked over and approved by the members of the Board of Directors, who signed them. (sig.) Mr. Carlos Augusto Lira Aguiar – Chair of the Meeting and Chief Executive Officer, Francisco Fernandes Campos Valério, João Adalberto Elek Junior, João Edes Steinle, João Felipe Carsalade e Marcelo Strufaldi Castelli – Officers, and Eduardo de A. P. Andretto – Secretary

São Paulo, December 21, 2010.

I certify that this is a true and complete copy of the original minutes currently filed at the headquarters of the Company.

__________________________
Eduardo de A. P. Andretto
Secretary

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: December 27, 2010	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO